EXHIBIT 12.2

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings from operations	$198,986	$128,516	$205,241	$277,941	$133,043	$241,807	$166,627
Add:
Interest Expense	115,601	115,856	155,475	152,958	163,629	172,191	170,746

Earnings, as Adjusted	$314,587	$244,372	$360,716	$430,899	$296,672	$413,998	$337,373

Combined Fixed Charges and Preferred Share Dividends:
Interest Expense	$115,601	$115,856	$155,475	$152,958	$163,629	$172,191	$170,746
Capitalized Interest	26,671	28,821	36,425	30,534	24,276	18,549	15,980

Total Fixed Charges	142,272	144,677	191,900	183,492	187,905	190,740	186,726
Preferred Share Dividends	19,392	23,450	30,485	32,715	37,309	56,763	56,835

Combined Fixed Charges and Preferred Share Dividends	$161,664	$168,127	$222,385	$216,207	$225,214	$247,503	$243,561

Ratio of Earnings, as Adjusted to Combined Fixed Charges and Preferred Share Dividends	2.0	1.5	1.6	2.0	1.3	1.7	1.4